OSISKO DEVELOPMENT ANNOUNCES NYSE LISTING AND SATISFACTION OF ESCROW
RELEASE CONDITION FOR US$119.4 MILLION SUBSCRIPTION RECEIPT FINANCING

Montréal, May 27, 2022 - Osisko Development Corp. ("Osisko Development" or the "Company") (ODV: TSX-V & NYSE) is pleased to announce that its common shares (each, a "Common Share") have commenced trading on the New York Stock Exchange ("NYSE") under the symbol "ODV".

Consequently, the Company has satisfied the escrow release condition relating to the 34,093,768 subscription receipts of the Company (the "Subscription Receipts") for gross proceeds (including earned interest) of US$119.4 million (the "Escrowed Funds"), which were issued on a non-brokered private placement basis (the "Offering").

The Escrowed Funds have been released to the Company, and each Subscription Receipt has been automatically converted into (i) one-third of one Common Share1, and (ii) one-third of one Common Share purchase warrant of the Company (each whole warrant, a "Warrant"), with each Warrant entitling the holder thereof to purchase one Common Share at a price of US$18.001 until May 27, 2027.

Following the conversion of the 34,093,768 Subscription Receipts (which were issued prior to the Share Consolidation), a total of 11,363,933 Common Shares and 11,363,933 Warrants (entitling the holders thereof to purchase up to 11,363,933 Common Shares) have been issued.

A portion of the net proceeds of the Offering will be used to fund the cash consideration for the acquisition of Tintic Consolidated Metals LLC, with the remaining funds to be used to advance the development of the Company's mineral assets and for general corporate purposes. All securities under the Offering are subject to a hold period expiring four months and one day from the date of issue pursuant to applicable Canadian Securities laws.

About Osisko Development

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico.

For further information about Osisko Development Corp., please contact:

Jean Francois Lemonde, VP Investor Relations

Telephone: (514) 299-4926
Email: jflemonde@osiskodev.com

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1 On May 4, 2022, the Common Shares were consolidated on the basis of one post-consolidation Common Share for every three pre-consolidation Common Shares (the "Share Consolidation"). Accordingly, the number of Common Shares and Warrants issued upon the conversion of the Subscription Receipts (which, for the avoidance of doubt, were issued prior to the Share Consolidation) has been adjusted to give effect to the Share Consolidation.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be deemed "forward‐looking statements" within the meaning of applicable Canadian securities laws and within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements, including with respect to the use of proceeds of the Offering and the business objectives of Osisko Development, is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development, and its business. For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release concerning Osisko Development, please see the risks described in the management's discussion and analysis of Osisko Development and annual information form of Osisko Development for the year ended December 31, 2021, as amended, which are available electronically on SEDAR ( www.sedar.com) under Osisko Development's issuer profile and on the U.S. Securities Exchange Commission's EDGAR website (www.sec.gov). The forward looking statements set forth herein concerning Osisko Development reflect management's expectations as at the date of this news release and are subject to change after such date. Osisko Development disclaims any intention or obligation to update or revise any forward looking statements, as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.